Exhibit 99.1

Press release

SHL announces 2025 Annual General Meeting Results

Tel Aviv / Zurich/ New York, May 28, 2025 – SHL Telemedicine Ltd. ((NASDAQ: SHLT, SIX Swiss Exchange: SHLTN) (“SHL” or the “Company”), a leading provider and developer of advanced personal telemedicine solutions, today announced that at the 2025 Annual General Meeting of Shareholders (“AGM”) that was held today in Tel Aviv, Israel, the Company’s shareholders approved the following resolutions:

1.
The re-appointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company, and the authorization of the Board, upon the recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

2.
The re-election of the following current members of the Board of Directors of the Company (the “Board”) until the next annual general meeting of shareholders: (1) Professor Amir Lerman; (2) Mr. Ido Nouberger; (3) Dr. Itamar Offer; and (4) Nir Rotenberg.

3.	The approval of the payment of fees for consulting services to be provided to the Company by Dr. Itamar Offer (not in connection with his office as Chairman of the Board).

4.	To approve the payment of an annual cash bonus to the Company's CFO, Mr. Lior Haalman.

For further information, please contact:
Fabienne Farner, IRF, Phone : +41 43 244 81 42, farner@irf-reputation.ch

About SHL Telemedicine
SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.: 1128957) and on the Nasdaq Stock Exchange (SHLT, ISIN: US78423T2006, CUSIP: 78423T200). For more information, please visit our web site at www.shl-telemedicine.com.